October 7, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	South Jersey Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
SEC Letter dated September 29, 2016
File No. 1-6364

Dear Mr. Thompson:

This letter sets forth the response of South Jersey Industries, Inc. (the “Registrant” or the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission  (the “Commission”) dated September 29, 2016, relating to the review of the Registrant’s Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”).  For your convenience, we have reproduced the Staff’s comment preceding our response below.

Item 8. Financial Statements and Supplementary Data

Statements of Consolidated Income, page 48

1. We reviewed your response to our previous comment.  We understand that the $7.5 million settlement charge was recognized in the separate financial statements of Energenic prepared in accordance with GAAP.  Since the numerator of the income test is based on your proportionate share of the pre-tax income from continuing operations of the investee adjusted for any basis differences, it is unclear to us why you would adjust the numerator to exclude the settlement charge.  Please tell us which entity actually paid the settlement liability and how the transaction was recorded at both the investee level and parent level, providing us with the applicable journal entries.  Also, please further explain to us your statement that the settlement charge was incurred to settle claims against both South Jersey Industries and Energenic and could have been reflected at either the Registrant or investee level and why.  In addition, please explain to us why it is appropriate to remove the charge from the numerator if it was recorded at the investee level, but included resolution of claims against South Jersey Industries as well.  Finally, please show us your calculations of the income test for Energenic.

Company Response:

The total settlement liability of $15 million was paid equally by South Jersey Industries, Inc. (the “Registrant” or the “Company”) and its joint venture partner. Payment of the liability was allocated to the Energenic members in accordance with their 50% equity interests. The settlement liability was paid in December 2015 to the bondholders’ counsel and held in escrow until January 2016 when terms of the settlement were finalized.

The summarized entries recorded by the Registrant are as follows ($ in 000s):

	Debit	Credit
Investment in Affiliates	$7,500
Cash and Cash Equivalents		$7,500
To record payment to bondholder counsel of half of the proposed legal settlement. Reflected as a contribution to Energenic equity.

The summarized entries recorded by the investee, Energenic, are as follows ($ in 000s):
	Debit	Credit
Legal Expense	$15,000
Accrued Expenses		$15,000
To reflect accrual of the legal settlement.

Restricted Cash	$15,000
Member Equity – Marina		$7,500
Member Equity – Partner		$7,500
To reflect proposed legal settlement paid by SJI and Partner

The settlement charge could have been appropriately reflected at either the Registrant level or the investee level in the consolidated financial statements due to the following:

•	The bondholders of the central energy center and energy distribution project made claims against Energenic, as well as the Registrant and its joint venture partner as the members of Energenic.
•
Information was available before the financial statements were issued which indicated, in accordance with ASC 450-20-25 Loss Contingencies, that it was probable that a liability had been incurred at both the Energenic level and the Registrant level, at the date of the financial statements.

•
Although the amount under the arrangement was not fixed at the reporting date and therefore not within the scope of ASC 405-40-15 Obligations Resulting from Joint and Several Liability Arrangements, the total amount of loss could be reasonably estimated.

•
Since it was a negotiated settlement without specific allocation to each of the discrete claims, the loss for the Registrant and Energenic individually could only be reasonably estimated within a range as long as the combined amount totaled $7.5 million. As no amount within those ranges appeared to be a better estimate than any other amount within those ranges, and given that it was probable that a liability had been incurred at both the Registrant and Energenic, the settlement charge could have been appropriately reflected at either the Registrant level or the investee level in the consolidated financial statements.

It is appropriate to remove the charge from the numerator of the income test based on Section 2410.3, Income Test – implementation point 1- Calculating the Numerator, of the SEC Staff Training manual, which states:

The numerator is calculated based on the registrant’s proportionate share of the pre-tax income from continuing operations reflected in the separate financial statements of the investee prepared in accordance with U.S. GAAP for the period in which the registrant recognizes income or loss from the investee under the equity method adjusted for any basis differences. In determining the basis differences that should be included for this test, the registrant should consider ASC 323-10-35-34 and ASC 323-10-35-32A. While not an exclusive list [emphasis added], items impacting net income of the registrant that should be excluded from the test are: impairment charges at the investor level, gains/losses from stock sales by the registrant; dilution gains/losses from stock sales by the investee, preferred dividends.

Given that this is not an exclusive list, and the $7.5 million settlement charge is an analogous event that was a direct obligation of the Registrant, not solely an obligation of the investee, exclusion of this amount from the numerator of the income test is appropriate.

In consideration of the presentation of related losses incurred in connection with the reduction in the carrying value of this Energenic investment in a central energy center and energy distribution project, this charge was included in Equity in Loss of Affiliated Companies on the statements of consolidated income for Fiscal 2015 so that it would effectively be aggregated with the related losses and would not be misleading to the reader. In addition, the facts surrounding the nature and amount of this loss, as well as the fact that it was included in Equity in Loss of Affiliated Companies, was disclosed in the footnotes to the Registrant’s financial statements.

The calculation of the income test for Energenic, excluding the $7.5 million settlement charge, is as follows ($ in 000s):

Income Test	Amount
Net loss of Energenic before income taxes (a)	$47,664
% of interest held by the Registrant (b)	50.0%
The Registrant’s equity in the net loss of Energenic before income taxes (c)=(a)*(b)	$23,832

The Registrant’s consolidated income before income taxes (per the consolidated statement of income presented in the Registrant’s 2015 10-K) (d)	$134,782
The Registrant’s equity in (loss) earnings of affiliated companies before income taxes (per the consolidated statement of income presented in the Registrant’s 2015 10-K) (e)	(27,812)
Consolidated income from continuing operations of parent and subsidiaries before income taxes (f) = (d)+(e)	106,970
(1) Add: Net loss before income taxes attributable to Energenic (g)	23,832
Consolidated income from continuing operations of parent and subsidiaries (before income taxes, extraordinary items, and cumulative effect of accounting change) (h)=(f)+(g)	$130,802

Calculated Significance (i) = (c) / (h)	18.2%

(1)
Guidance in S-X states “When a loss…has been incurred by either the parent and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary…should be excluded from such income of the registrant and its subsidiaries consolidated for purposes of the computation.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the response or require additional information, please do not hesitate to contact me at (609) 561-9000.

Very truly yours,

/s/ Stephen H. Clark
Stephen H. Clark